                                                     Filed By Neoforma.com, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                              Subject Companies:  Eclipsys, Inc.
                                                              HEALTHvision, Inc.
                                                                   Novation, LLC

                                                  Commission File No.: 000-28715



                               NEOFORMA.COM INC.

                          SLIDE PRESENTATION REGARDING
                 NEOFORMA'S PROPOSED ACQUISITIONS OF ECLIPSYS,
                    HEALTHVISION AND THE PROPOSED COMMERCIAL
                           RELATIONSHIP WITH NOVATION

Slide 1:

                              Accelerating e-Health
                           Solutions for the Customer

Slide 2:

                                  Harvey Wilson
                           Chairman and CEO, Eclipsys

Slide 3:

Safe Harbor Message

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding projected EBITDA, net revenues, cash flows, gross transaction volumes, profits and other financial results, expected cost savings, integration of hospitals, the market for the companies' services, future services offerings, operational capabilities and the expected benefits of the mergers and of the Novation commercial agreement. Such statements are based on the current expectations and beliefs of the managements of Neoforma.com, Inc., Eclipsys Corporation, HEALTHvision, Inc., and Novation, LLC and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following risks, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the transactions may not be consummated due to the failure to obtain regulatory or other approvals or the failure of the Neoforma.com, Eclipsys, or HEALTHvision stockholders to approve the mergers; the risk that the Neoforma.com, Eclipsys and HEALTHvision businesses will not be integrated successfully and that there may be unanticipated costs of such integration; the ability of the commercial agreement with Novation to generate substantial revenues for the combined company; the ability of the combined company to compete effectively with larger competitors or consortiums of healthcare suppliers that have greater resources; the ability of the combined company to retain and hire key executives, technical personnel and other employees; the ability of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; the ability of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers;the willingness of the combined company's customers to accept the new service offerings and, in particular, the risk that healthcare providers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and increasing competition in the various markets serviced by the combined company, as well as the risks identified in the SEC filings of Neoforma.com and Eclipsys, including their Form 10-Ks for the 1999 fiscal year. These forward-looking statements are made only as of the date hereof and we undertake no obligation to update such statements.

Slide 4:

Where You Will Be Able to Find Additional Information

Investors and security holders of all companies are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Neoforma.com and Eclipsys expect to mail a joint proxy statement/prospectus describing their merger and the related transactions to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at
<http://www.sec.gov>. The joint proxy statement/prospectus and such other documents may also be obtained from Neoforma.com and Eclipsys by directing such requests to the respective contacts listed above.

Neoforma.com and its officers and directors may be deemed to be participants in the solicitation of proxies from Neoforma.com's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors will be included in the joint proxy statement/prospectus for its 2000 Annual Meeting of Stockholders and in Neoforma.com's S-4 Registration Statement to be filed with the Securities and Exchange Commission. This document will be available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Neoforma.com contact listed above.

Eclipsys and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Eclipsys with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors will be included in the joint proxy statement/prospectus to be filed with the Securities and Exchange Commission. This document will be available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Eclipsys contact listed above.

Slide 5:

[NEOFORMA LOGO]                                                  [NOVATION LOGO]


                              Accelerating e-Health
                           Solutions for the Customer



[ECLIPSYS LOGO]                                              [HEALTHVISION LOGO]

Slide 6:

"Why We Came Together"

-       Address customers' e-Health needs

        -       Care, supply chain and revenue management

-       End-to-end solutions available now

-       Unlock pockets of value within healthcare organizations (HCOs)

-       The Web is the inescapable answer

Slide 7:
                                 Introducing...

                                  HEALTHvision

                              Accelerating e-Health
                           Solutions for the Customer

Slide 8:
                                   Bob Zollars
                         Chairman and CEO, Neoforma.com

Slide 9:

Transaction Overview

Merger Transactions

-       Acquisition of 100% of Eclipsys

        -       1.344 shares of NEOF per ECLP share

-       Acquisition of 100% of HEALTHvision

        -       0.444 share of NEOF per HEALTHvision share

-       Purchase accounting method

-       Tax-free transaction

-       Committed votes to approve mergers

        -       Neoforma.com       35%

        -       Eclipsys           31%

        -       HEALTHvision       84%

Slide 10:

Transaction Overview

Novation Agreement

-       Exclusive relationship with VHA, UHC

-       Effective immediately

-       10-year term with renewal provisions

-       Revenue sharing arrangements

-       Incentive-driven compliance

-       Issuance of Neoforma.com equity

        -       Stock

        -       Warrants

Slide 11:


Pro Forma Ownership (a)
(Shares in Millions)


                     Shares     Ownership
                     ------     ---------
Neoforma.com           71.5       36.9%
EquipMD                 5.4        2.8%
VHA                    44.4 (b)   22.9%
UHC                     9.2 (b)    4.8%
Eclipsys               53.9       27.8%
HEALTHvision (c)        9.5        4.9%
                      -----      -----
Total                 193.9      100.0%
                      =====      =====

(a) Diluted ownership under the treasury stock market based on prices as of March 28, 2000.

(b) Does not include 15.7 million million at-market warrants (14.2 million for VHA, 1.5 million for UHC).

(c) Excludes shares issuable to VHA and Eclipsys as HEALTHvision shareholders; ownership attributable to those shares are included in VHA and Eclipsys.

Slide 12:

Other Key Terms

-       Board of Directors

        -       Neoforma.com: 4

        -       Eclipsys: 3

        -       VHA: 1

        -       HEALTHvision: 1

-       Management

        -       Chairman -Harvey Wilson

        -       CEO -Bob Zollars

        -       CFO -Fred Ruegsegger

-       Headquarters

        -       Santa Clara, CA

-       Conditions to closing

Slide 13:

The Leading e-Health Company

-       Trusted, single source of e-Health solutions

-       HCO-focused

-       Unparalleled suite of e-Health products

        -       Supply chain

        -       Clinical, financial, administrative

        -       Internet infrastructure

- Exclusive 10-year relationship with largest group of healthcare providers

-       Multiple, high growth revenue sources

-       Strong cash flow, EBITDA breakeven 2H 2001

Slide 14:

[Bar graphs illustrating the following:]

                          Projected Financial Summary


              EBITDA     Net Revenue    Annual Growth
              ------     -----------    -------------
2000           (58)           293
2001            (8)           386            61%
2002           115            508            65%
2003           253            677            49%
2004           419            877            39%


% Statistics Represents Annual Revenue Growth

Slide 15:



                          The Leading e-Health Company





                                  [FLOWCHART]

[Hierarchical chart with Healthcare Organization at the top level, Supply Chain, Care Chain and Revenue Chain at the second level, e-Health Infrastructure at the third level and Patients, Consumers, Physicians and Suppliers on the last level. Lines connect the second level to the first level. There are small arrows pointing up and down between each of the second level boxes to the third level. There are small arrows pointing up and down between each of the last level ovals to the third level.]

Slide 16:

Supply Chain                                                     [NEOFORMA LOGO]

-       Trusted, neutral B2B exchange for both buyers and sellers

- First mover advantage in highly fragmented, inefficient healthcare procurement market

-       Comprehensive, multi-faceted solution

        -       SHOP

        -       AUCTION

        -       PLAN

-       Leading "best-of-breed" technology solutions (Ariba, Oracle, SAP, Cisco)

-       Fully-integrated in HCO materials mgmt. info system

Slide 17:

Supply Chain                                                     [NEOFORMA LOGO]


                                                     Before        After(a)
                                                     ------        --------
-       Market Size ($B)

        -       Domestic                                $60           $200+

        -       Global                                 $145           $500+

-       Suppliers                                     1,050          1,500

-       SKUs                                        300,000        800,000

-       2001 Projected Financial Data ($MM)

        -       Gross Trans. Vol.                      $537         $3,089

        -       Net Revenue                             $30            $71

        -       EBITDA                                 $(42)          $(19)


(a)     Neoforma.com + Novation only.

Slide 18:

Clinical                                                         [ECLIPSYS LOGO]

-       1,400 HCO customers in 17 countries

-       142 "Feet on the street"

-       Best in class clinical, financial systems

-       Sunrise suite of products --strong momentum

-       Web technologies for EAI --eWebIT

Slide 19:

Clinical                                                         [ECLIPSYS LOGO]

-       Adds multiple and diverse revenue sources

-       Accelerates combined entity's projected breakeven from 2003 to 2001

-       Adds strong recurring revenue via ASP model

-       Creates substantial cross-selling opportunities

Slide 20:


                                  Scott Decker
                               CEO, HEALTHvision

Slide 21:

Internet Infrastructure                                      [HEALTHvision LOGO]



                            [INFRASTRUCTURE DIAGRAM]


[e-healthSOURCE graphic breaking down the services into two sections: 1) e-Health Solutions and 2) Healthcare Web Architecture. The e-Health Solutions graphic consists of four pictures of people representing "Employee", "Physician", "Consumer" and "Patient". The Healthcare Web Architecture graphic is a box separated into three levels. The first level is "Security". The second level contains five parts: Applications, Reference Information, Document Publishing & Management, Legacy Applications Integration and e-Commerce Solutions. The last level is the e-healthSOURCE level containing Secure Access, Authentication, EAI, Secure managing, Connectivity.]

Slide 22:

Internet Infrastructure                                      [HEALTHvision LOGO]

-       1,200 HCO's currently connected

-       Adds diverse, highly-recurring revenue stream

        -       ASP subscription base

        -       Transaction fees

-       Projected 2001 Net Revenue of $30 million

-       Real-time success and momentum

Slide 23:

The Novation Relationship                                        [NOVATION LOGO]

-       Owned by:

        -       VHA --1,900 hospitals, 250,000 physicians

        -       UHC --68 academic medical centers, 40,000 physicians

-       Member HCOs purchase $35 billion per year

-       33% of acute care market

-       650-person supplier management organization

-       International presence

Slide 24:

                                 Curt Nonomaque
                                EVP and CFO, VHA

Slide 25:

HCOs Want a Trusted e-Health Source

-       Build, execute an e-Health strategy

-       Connect with physicians, patients, consumers, payors and suppliers

-       Cost-effective strategic applications that

        -       Lower cost

        -       Improve quality of care

        -       Increase patient satisfaction

Slide 26:

Overview of VHA

-       For-profit cooperative

        -       1,900 Acute and non-acute care member organizations

        -       250,000 Physicians

        -       2,000 Employees in 19 U.S. offices

        -       50% of staff have clinical backgrounds

-       Expected $1+ billion cash and savings to members in 2000

Slide 27:

VHA Moves Market Share

-       Track record of success

-       Unprecedented financial incentives

Slide 28:

                               Financial Overview

                                Fred Ruegsegger
                                CFO, Neoforma.com

Slide 29:


Neoforma.com Standalone Projections
(Dollars in Millions)


                                                                                          CAGR
                     2000         2001          2002          2003         2004         2001 - 2004
                   -------       -------       -------       -------      -------       -----------
Gross Revenue
 Neoforma.com      $   182       $   537       $ 1,258       $ 3,060      $ 4,459          102%
 Novation
                   -------       -------       -------       -------      -------          ---
 Total             $   182       $   537       $ 1,258       $ 3,060      $ 4,459          102%
                   =======       =======       =======       =======      =======          ===

Net Revenue
 Neoforma.com      $    11       $    30       $    60       $   122      $   168           78%
 Novation
                   -------       -------       -------       -------      -------          ---
 Total             $    11       $    30       $    60       $   122      $   168           78%
                   =======       =======       =======       =======      =======          ===

EBITDA
 Neoforma.com      $   (48)      $   (42)      $   (25)      $    23      $    52           NM
 Novation
                   -------       -------       -------       -------      -------          ---
 Total             $   (48)      $   (42)      $   (25)      $    23      $    52           NM
                   =======       =======       =======       =======      =======          ===

Slide 30:

Novation Relationship - Overview of Fee Structure

-       Contract purchases by members

        -       Novation pays base fee to Neoforma.com

-       Non-contract purchases by members and non-members

        -       Neoforma.com retains majority of fee

Slide 31:

[Bar graphs illustrating the following:]

                  Projected Novation Member Hospital Roll-Out

                                                           2004
           2000     2001     2002     2003     2004    Penetration
           ----     ----     ----     ----     ----    -----------
Large        17       95      151      207      263         52%
Medium       12       59       96      134      171         38%
Small        28      139      214      289      364         21%
Total        56      292      461      629      798

Slide 32:

Neoforma.com + Novation

(Dollars in Millions)


                                                                                           CAGR
                     2000         2001          2002          2003         2004         2001 - 2004
                   -------       -------       -------       -------      -------       -----------
Gross Revenue
 Neoforma.com      $   182       $   537       $ 1,258       $ 3,060      $ 4,459          102%
 Novation               35         2,551         6,268        10,342       14,725           79%
                   -------       -------       -------       -------      -------          ---
 Total             $   216       $ 3,089       $ 7,525       $13,402      $19,184           84%
                   =======       =======       =======       =======      =======          ===

Net Revenue
 Neoforma.com      $    11       $    30       $    60       $   122      $   168           78%
 Novation                1            41            95           121          155           56%
                   -------       -------       -------       -------      -------          ---
 Total             $    11       $    71       $   155       $   243      $   323           66%
                   =======       =======       =======       =======      =======          ===

EBITDA
 Neoforma.com      $   (48)      $   (42)      $   (25)      $    23      $    52           NM
 Novation               (2)           23            77            93          109           69%
                   -------       -------       -------       -------      -------          ---
 Total             $   (50)      $   (19)      $    52       $   116      $   161           NM
                   =======       =======       =======       =======      =======          ===

Slide 33:

Neoforma.com + Novation + HEALTHvision
(Dollars in Millions)


                                                                                           CAGR
                             2000        2001        2002        2003        2004       2001 - 2004
                             -----       -----       -----       -----       -----      -----------
Net Revenue
  Neoforma.com/Novation      $  11       $  71       $ 155       $ 243       $ 323         66%
  HEALTHvision                  13          30          76         167         286        112%
  Eclipsys
                             -----       -----       -----       -----       -----        ---
  Total                      $  24       $ 101       $ 230       $ 410       $ 609         82%
                             =====       =====       =====       =====       =====        ===
EBITDA
  Neoforma.com/Novation      $ (50)      $ (19)      $  52       $ 116       $ 161         NM
  HEALTHvision                 (42)        (34)        (38)        (22)         25         NM
  Eclipsys
                             -----       -----       -----       -----       -----        ---
  Total                      $ (92)      $ (53)      $  15       $  94       $ 186         NM
                             =====       =====       =====       =====       =====        ===

Slide 34:

Eclipsys Financial Model

-       Conform to Neoforma.com's net revenue recognition

        -       1999 -- 45% ASP/recurring

        -       2000 -- Move to 95% ASP/recurring

        -       Hardware revenue of $30 million with $4.5 million gross margin

        - Third party software revenue of $10 million with $2 million gross margin

-       Bookings

        -       2000 -- $300 million

        -       Q1 -- $60-65 million

-       Projected Growth rates

        -       Revenue -- 20-25% to 35-40%

        -       EBITDA -- 25-35% to 70-75%

Slide 35:

Pro Forma Combined Projections
(Dollars in Millions)


                                                                                               CAGR
                              2000         2001         2002         2003         2004     2001 - 2004
                             ------       ------       ------       ------       ------    -----------
Net Revenue
  Neoforma.com/Novation      $   11       $   71       $  155       $  243       $  323          66%
  HEALTHvision                   13           30           76          167          286         112%
  Eclipsys                      210          277          393          521          686          35%
                             ------       ------       ------       ------       ------      ------
   Total                     $  235       $  378       $  623       $  930       $1,296          51%
                             ======       ======       ======       ======       ======      ======

EBITDA
  Neoforma.com/Novation      ($  50)      ($  19)      $   52       $  116       $  161          NM
  HEALTHvision                  (42)         (34)         (38)         (22)          25          NM
  Eclipsys                       34           45          101          158          232          73%
                             ------       ------       ------       ------       ------      ------
   Total                     ($  58)      ($   8)      $  115       $  253       $  419          NM
                             ======       ======       ======       ======       ======      ======

Slide 36:

Pro Forma Revenue Model
(Dollars in Millions)


                                                                                                   CAGR
                                  2000         2001         2002         2003         2004      2001 - 2004
                                 ------       ------       ------       ------       ------     -----------
Net Revenue
  E-commerce                     $   10       $   70       $  161       $  271       $  399           79%
  Connectivity/Subscription           6           16           38           81          142          107%
  Sponsorship/Advertising             3           10           22           47           54           76%
  ASP-Recurring                     181          271          386          512          676           36%
  Consulting/Other                   34           11           16           19           25           34%
                                 ------       ------       ------       ------       ------       ------
  Total                          $  235       $  378       $  623       $  930       $1,296           51%
                                 ======       ======       ======       ======       ======       ======

Net Revenue Mix
  E-commerce                          4%          18%          26%          29%          31%
  Connectivity/Subscription           3%           4%           6%           9%          11%
  Sponsorship/Advertising             1%           3%           3%           5%           4%
  ASP-Recurring                      77%          72%          62%          55%          52%
  Consulting/Other                   15%           3%           3%           2%           2%
                                 ------       ------       ------       ------       ------
  Total                             100%         100%         100%         100%         100%
                                 ======       ======       ======       ======       ======

Slide 37:

Pro Forma Impact
(Figures in Millions)


                                                 Neoforma.com +
                                                    Novation +
                                                 HEALTHvision +
                             Neoforma.com           Eclipsys
                             ------------           --------
Gross Transactions in 2001      $   537            $ 3,089
Gross Transactions in 2004      $ 4,459            $19,184

Net Revenue in 2001             $    30            $   378
Net Revenue in 2004             $   168            $ 1,296

EBITDA Positive                    2003            2H 2001
EBITDA Swing in 2001                 --            $    34
EBITDA Swing in 2004                 --            $   367

Diluted Shares                  76.9 (a)             193.9


(a)  Includes EquipMD.

Slide 38:

Summary Investment Highlights

-       Creates the leading e-Health company

-       Single source solutions for

        -       Supply chain

        -       Care chain

        -       Revenue chain

-       $1+ trillion market

-       Acceleration of business models

-       Installed base of committed buyers

-       Compelling financial model

-       Strong, deep management team

Slide 39:

[NEOFORMA LOGO]                                                  [NOVATION LOGO]


                              Accelerating e-Health
                           Solutions for the Customer



[ECLIPSYS LOGO]                                              [HEALTHVISION LOGO]